Exhibit 99.1

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 40 268 3949 - Veldhoven, the Netherlands

Niclas Mika - Corporate Communications - +31 40 268 9670 - Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Franki D’Hoore - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML Q1 2014 sales in line with guidance, gross margin above guidance

VELDHOVEN, the Netherlands, 16 April 2014 - ASML Holding N.V. (ASML) today publishes 2014 first-quarter results.

•	Q1 2014 net sales as guided at around EUR 1.4 billion, with higher gross margin

•	H1 2014 net sales expected to be around EUR 3 billion (including EUV)

(Figures in millions of euros unless otherwise indicated)	Q1 2014	Q4 2013
Net sales	1,397	1,848
of which service and field option sales	367	407

Other income (Co-Investment Program)	20	17

New systems sold (units)	35	53
Used systems sold (units)	5	3

Net bookings, excluding EUV	1,070	1,449
Net bookings, excluding EUV (units)	30	52
ASP of booked systems, excluding EUV	35.7	27.9

Systems backlog, excluding EUV	1,939	1,953
Systems backlog, excluding EUV (units)	47	56

Gross profit	610	806
Gross margin (%)	43.6	43.6

Net income	249	481
EPS (basic; in euro)	0.57	1.09

End-quarter cash and cash equivalents and short-term investments	2,998	3,011

CEO Statement

“We are pleased to report that our first-quarter sales came in as expected, largely driven by memory customers. Our gross margin was better than expected because of a favourable product mix compared with what we had forecasted and the contribution of our Holistic Lithography products. Sales in the second quarter are however expected to be affected by adjustments of system demand from some logic customers. This means first-half 2014 sales will be around EUR 3 billion including sales from Extreme Ultraviolet (EUV) systems, versus earlier guidance of around EUR 3 billion which excluded EUV. For the remainder of the year, we see logic customers installing capacity for their 20/16/14 nanometer nodes but at the same time encountering timing uncertainties in next-generation device designs. In NAND memory, customers are expanding capacity and continuing their evaluation of vertical NAND and future-node planar technologies, resulting in uncertainties for system demand. Based on these recent developments, we currently estimate second and third quarter 2014 sales at a total of around EUR 3 billion. Independent of near-term fluctuations, our customers are still very focused on executing their technology roadmaps to support their fast innovation cycles. In this context, multiple customers are qualifying EUV for insertion at the 10 nanometer logic node. For process development purposes, customers typically require 100 wafers per day initially, increasing to 500 wafers per day on average for production qualification. We have provided customers with that initial capability and in 2016 we will provide our customers with the productivity needed for volume production. Our target is to recognize a total of eight EUV systems in revenue this year,” said ASML President and Chief Executive Officer Peter Wennink.

Q1 2014 Product Highlights

•	Shipments of our most advanced immersion lithography system, the TWINSCAN NXT:1970Ci, continue to ramp, with 24 systems in the backlog at the end of Q1, underscoring rapid customer adoption.

•	We have expanded our TWINSCAN NXT portfolio to include the NXT:1965Ci, which will provide the optimum cost of ownership on a common platform and which will be upgradeable to the performance of the NXT:1970Ci and its successor.

•	Adoption of our YieldStar metrology system and the associated Holistic Lithography products is broadening at the 20 and 16/14 nanometer logic nodes, and is now also expanding to memory manufacturers.

•	We shipped the fourth NXE:3300B EUV system, to the fourth customer, and recognized one system in Q1 sales.

Outlook

•	For the second quarter of 2014, ASML expects net sales of around EUR 1.6 billion, including EUV sales, a gross margin of 44 to 45 percent, R&D costs of about EUR 270 million, other income of about EUR 20 million — which consists of contributions from participants of the Customer Co-Investment Program — and SG&A costs of about EUR 85 million.

Update Share Buy Back Program

As part of ASML’s policy to return excess cash to shareholders through dividend and regularly timed share buy-backs, ASML has announced its intention to purchase up to EUR 1.0 billion of its shares in 2013-2014. Through 30 March 2014, ASML has acquired 6.9 million shares under this program for total consideration of EUR 447 million. The repurchased shares will be cancelled. All transactions under the buy-back programs are published on ASML’s website (www.asml.com/investors). The share buy-back program may be suspended, modified or discontinued at any time.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,400 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Investor and Media Conference Call

A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 794 8485 and the US +1 480 629 9822. Listen-only access is also available via www.asml.com.

A presentation about 2014 first quarter results is available on www.asml.com

A video statement of CEO Peter Wennink is available on www.asml.com

US GAAP and IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

The consolidated balance sheets of ASML Holding N.V. as of 30 March 2014, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended 30 March 2014 as presented in this press release are unaudited.

Regulated Information

This press release, the US GAAP consolidated financial statements and the IFRS consolidated financial statements published on www.asml.com comprise regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, expected sales levels, systems backlog, IC unit demand, expected financial results, gross margin and expenses, and intention to repurchase shares. These forward looking statements are subject to risks and uncertainties including: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, our ability to successfully integrate Cymer, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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